Filed by GSR III Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Terra Innovatum s.r.l.

Commission File No.: 333-287271-01

Terra Innovatum and GSR III Acquisition Corp. Secure Additional $5 million PIPE Commitment, Totaling $42.5 Million in Equity Financing for Business Combination

●	Together with net proceeds from the trust account after redemptions, the $42.5 million financing will further accelerate the deployment of first-of-a-kind (“FOAK”) reactor and strengthen Terra Innovatum’s position ahead of its public market debut

NEW YORK, NY and AUSTIN, TX / GLOBE NEWSWIRE / October 2, 2025 / – Terra Innovatum Srl (“Terra Innovatum,” or the “Company”), a developer of micro-modular nuclear reactors, and GSR III Acquisition Corp. (Nasdaq: GSRT), a publicly traded special purpose acquisition company, today announced additional private investment in public equity (“PIPE”) capital in connection with their previously announced business combination. The total equity financing committed prior to contribution from the GSRT trust account is $42.5 million, including approximately $37 million of PIPE capital and approximately $5.5 million from a funded bridge facility.

“Terra Innovatum is bringing a differentiated nuclear solution that can deliver low-cost, zero-carbon and reliable energy to the world; a much-needed innovation as the demand for clean energy continues to rapidly increase,” said Alessandro Petruzzi, CEO of Terra Innovatum. “We have developed a simple path to market, which circumvents the need for government subsidies or extensive research, by designing a reactor that is small, runs on widely available components and fuel, and has a clear licensing plan. We are encouraged by the recent investor support as the investment community continues to appreciate our value proposition.”

Giordano Morichi, Partner, Chief Business Development Officer & Investor Relations at Terra Innovatum, added, “The $42.5 million in equity financing, along with net proceeds from the trust account after redemptions, will accelerate the deployment of our FOAK reactor and strengthen our position ahead of full-scale production. Backed by a diverse group of investors who share our vision, we are fast-tracking the commercialization of the SOLO™ micro-modular reactor and remain firmly on track for market deployment by 2028.”

GSRT Shareholders Are Encouraged to Vote FOR the Business Combination at the Upcoming Extraordinary General Meeting of Shareholders

GSRT shareholders of record as of September 15, 2025, are entitled to vote at the GSR III Acquisition Corp. extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on October 7, 2025, at 11:00 a.m., Eastern Time, and are encouraged to approve the business combination with Terra Innovatum and related matters. The Extraordinary General Meeting will be streamed live via webcast at https://www.cstproxy.com/gsriii/2025.

GSRT shareholders who need assistance voting, have questions regarding the Extraordinary General Meeting, or would like to request documents may contact GSRT’s proxy solicitor Sodali & Co. at (800) 662-5200 (banks and brokers can call (203) 658-9400) or by emailing GSRT.info@investor.sodali.com.

If the necessary proposals are approved, Terra Innovatum and GSRT anticipate that the business combination will close shortly after the Extraordinary General Meeting. The post-combination company will operate under the name Terra Innovatum and its common shares are expected to trade on Nasdaq under the ticker symbol “NKLR,” subject to the satisfaction of all other listing conditions.

ABOUT TERRA INNOVATUM & SOLOTM

Terra Innovatum's mission is to make nuclear power accessible. We deliver simple and safe micro-reactor solutions that are scalable, affordable and deployable anywhere 1 MWe at a time.

Terra Innovatum is a pioneering force in the energy sector, dedicated to delivering innovative and sustainable power solutions. Terra Innovatum plans to leverage cutting-edge nuclear technology through the SOLO™ Micro-Modular Reactor (SMR™) to provide efficient, safe, and environmentally conscious energy. With a mission to address global energy shortages, Terra Innovatum combines extensive expertise in nuclear industry design, manufacturing, and installation licensing to offer disruptive energy solutions. Committed to propelling technological advancements, Terra Innovatum and SOLO™ are dedicated to fostering prosperity and sustainability for humankind.

It is anticipated that SOLO™ will be available globally within the next three years. Conceptualized in 2018 and engineered over six years by experts in nuclear safety, licensing, innovation, and R&D, SOLO™ addresses pressing global energy demands with a market-ready solution. Built from readily available commercial off-the-shelf components, the proven licensing path for SOLO™ enables rapid deployment and minimizes supply chain risks, ensuring final cost predictability. Designed to adapt with evolving fuel options, SOLO™ supports both LEU+ and HALEU, offering a platform ready to transition to future fuel supplies.

SOLO™ will offer a wide range of versatile applications, providing CO2-free, behind-the-meter, and off-grid power solutions for data centers, mini-grids serving remote towns and villages, and large-scale industrial operations in hard-to-abate sectors like cement production, oil and gas, steel manufacturing, and mining. It also has the ability to supply heat for industrial applications and other specialized processes, including water treatment, desalination and co-generation. Thanks to its modular design, SOLO™ can easily scale to deliver up to 1GW or more of CO2-free power with a minimal footprint, making it an ideal solution for rapidly replacing fossil fuel-based thermal plants. Beyond electricity and heat generation, SOLO™ can also contribute to critical applications in the medical sector by producing radioisotopes essential for oncology research and cancer treatment.

To learn more, visit: www.terrainnovatum.com.

CONTACTS

Giordano Morichi
Partner, Chief Business Development Officer & Investor Relations
Terra Innovatum Srl
E: g.morichi@terrainnovatum.com
W: www.terrainnovatum.com

Anantha Ramamurti

President, Chief Financial Officer

GSR III Acquisition Corp

E: anantha@gsrspac.com

P: (949) 468-7434

Nicholas Hresko-Staab

Vice President

Investor & Media Relations
Alliance Advisors IR
E: TerraIR@allianceadvisors.com

IMPORTANT INFORMATION FOR SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

PARTICIPANTS IN THE SOLICITATION

Each of the Registrant Parties, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of GSRT is set forth in GSRT’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests are set forth in the Registration Statement (and are included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on GSRT and the other Registrant Parties. There can be no assurance that future developments affecting GSRT and the other Registrant Parties will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against GSRT, any of the Registrant Parties, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of GSRT or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Terra Innovatum as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Registrant Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by GSRT shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4 and GSRT’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither GSRT nor any of the other Registrant Parties presently know, or that GSRT or the other Registrant Parties currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of GSRT, the other Registrant Parties, or any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. GSRT, the other Registrant Parties and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither GSRT nor the other Registrant Parties undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

Terra Innovatum Announces Strategic Alliance with Defense Engineering Center, RAIT 88, to Accelerate Global Commercialization of SOLOTM Micro-Modular Nuclear Reactors

Agreement creates business development opportunities across defense, civil energy, and government sectors, while advancing deployment, operations, and training of MMR systems

NEW YORK, NY and AUSTIN, TX / GLOBE NEWSWIRE / September 30, 2025 / – Terra Innovatum Srl (“Terra Innovatum,” or the “Company”), a developer of micro-modular nuclear reactors, and GSR III Acquisition Corp. (Nasdaq: GSRT), a publicly traded special purpose acquisition company, today announced it has signed a memorandum of understanding (“MOU”) with RAIT 88 Srl (“RAIT 88”), a strategic hub for defense and NATO-aligned initiatives located in Italy. RAIT 88 is a defense engineering center internationally recognized for its expertise in engineering, R&D, systems integration, and obsolescence solutions, and is a leader in robotics, artificial intelligence, virtual reality, and the advancement of quantum lidar/radar and next-generation sensors.

Giordano Morichi – Partner, Chief Business Development Officer & Investor Relations commented: “The agreement establishes a broad collaboration designed to drive the global commercialization of SOLO™ as a non-proliferate energy and heat baseload solution for both defense and civilian applications. Leveraging RAIT 88’s extensive network within NATO and allied nations, the partnership aims to position SOLO™ as a scalable, and reliable energy solution for mission-critical environments, humanitarian missions, disaster recovery and civilian use. Thanks to our embedded safeguards by design and a licensed fuel (LEU, with only 4.95% enrichment), this strategic channel is already enabling Terra Innovatum to advance commercial negotiations for projects across Europe and Asia, potentially totaling more than 1 GWe of capacity, with additional discussions underway in other international markets.”

In Picture: Giordano Morichi – Partner, Chief Business Development Officer & Investor Relations presenting Dual-Use SOLO Reactor at the Venetian Arsenal Italian Navy Base during NATO Innovation Fund (NIF) Conference.

The agreement provides for business development opportunities across the defense, civil energy, and governmental sectors, while simultaneously enhancing the deployment, operation, and training for Micro-Modular Reactor (MMR) systems – specifically Terra Innovatum’s SOLO™ reactor platform – through the integration of RAIT’s advanced simulation and cutting-edge technologies similarly used by industrial leaders in the aerospace, defense and security such as Leonardo DRS.

In addition, Terra Innovatum and RAIT 88 are exploring the creation of interactive training programs to prepare operators, maintenance teams, and safety personnel in accordance with the standards of international nuclear regulatory bodies, including the U.S. Nuclear Regulatory Commission (NRC), International Atomic Energy Agency (IAEA), and other NATO-affiliated agencies. These programs could also provide regulatory authorities with virtual environments to assess maintenance and safety protocols before deployment in the field and support on-going conversations on SOLO’s 24/7 remote monitoring program.

“This agreement marks a pivotal step in our strategy to deliver advanced nuclear energy to some of the most demanding environments on the planet,” said Alessandro Petruzzi, Co-Founder & Chief Executive Officer of Terra Innovatum. “RAIT 88’s position at the intersection of defense technology and NATO operations opens direct pathways to markets that need resilient, secure, and sustainable power now – not decades from now.”

Alessio Calabrò, Chief Executive Officer of RAIT 88, added: “By integrating Terra Innovatum’s groundbreaking clean energy technology with our capabilities in AI and systems integration, we will accelerate the operational readiness and deployment of these reactors while ensuring the highest standards of safety and performance. We are confident we can help drive and support commercialization efforts across NATO and allied nations in global markets.”

Terra Innovatum and RAIT 88 will align deployment timelines with priority to allied nation projects. Early-stage integration testing is expected to begin in the coming months, paving the way for potential pre-orders and new commitments. Both parties aim to present joint progress milestones at upcoming international defense and energy forums.

ABOUT TERRA INNOVATUM & SOLOTM

Terra Innovatum's mission is to make nuclear power accessible. We deliver simple and safe micro-reactor solutions that are scalable, affordable and deployable anywhere 1 MWe at a time.

Terra Innovatum is a pioneering force in the energy sector, dedicated to delivering innovative and sustainable power solutions. Terra Innovatum plans to leverage cutting-edge nuclear technology through the SOLO™ Micro-Modular Reactor (SMR™) to provide efficient, safe, and environmentally conscious energy. With a mission to address global energy shortages, Terra Innovatum combines extensive expertise in nuclear industry design, manufacturing, and installation licensing to offer disruptive energy solutions. Committed to propelling technological advancements, Terra Innovatum and SOLO™ are dedicated to fostering prosperity and sustainability for humankind.

It is anticipated that SOLO™ will be available globally within the next three years. Conceptualized in 2018 and engineered over six years by experts in nuclear safety, licensing, innovation, and R&D, SOLO™ addresses pressing global energy demands with a market-ready solution. Built from readily available commercial off-the-shelf components, the proven licensing path for SOLO™ enables rapid deployment and minimizes supply chain risks, ensuring final cost predictability. Designed to adapt with evolving fuel options, SOLO™ supports both LEU+ and HALEU, offering a platform ready to transition to future fuel supplies.

SOLO™ will offer a wide range of versatile applications, providing CO2-free, behind-the-meter, and off-grid power solutions for data centers, mini-grids serving remote towns and villages, and large-scale industrial operations in hard-to-abate sectors like cement production, oil and gas, steel manufacturing, and mining. It also has the ability to supply heat for industrial applications and other specialized processes, including water treatment, desalination and co-generation. Thanks to its modular design, SOLO™ can easily scale to deliver up to 1GW or more of CO2-free power with a minimal footprint, making it an ideal solution for rapidly replacing fossil fuel-based thermal plants. Beyond electricity and heat generation, SOLO™ can also contribute to critical applications in the medical sector by producing radioisotopes essential for oncology research and cancer treatment.

To learn more, visit: www.terrainnovatum.com.

ABOUT RAIT 88

RAIT 88 is a defense engineering center founded in 1988 by the Calabrò family, serving as a supplier for NATO, and is a leader in robotics, virtual reality and artificial intelligence. The Company performs design, research, development, integration, repairs, management and obsolescence solution services for technology and defense industries.

RAIT 88 is one of the 40 strategic suppliers chosen to participate in the Elite Leonardo Lounge program and has been awarded “Le Fonti Awards®”: Excellence of the Year Innovation & Leadership Healthcare Information Systems and Excellence of the Year Innovation & Leadership Electronic Supply Chain.

CONTACTS

Giordano Morichi
Partner, Chief Business Development Officer & Investor Relations
Terra Innovatum Srl
E: g.morichi@terrainnovatum.com
W: www.terrainnovatum.com

Anantha Ramamurti

President, Chief Financial Officer

GSR III Acquisition Corp

E: anantha@gsrspac.com

P: (949) 468-7434

Nicholas Hresko-Staab

Vice President

Investor & Media Relations
Alliance Advisors IR
E: TerraIR@allianceadvisors.com

IMPORTANT INFORMATION FOR SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

PARTICIPANTS IN THE SOLICITATION

Each of the Registrant Parties, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of GSRT is set forth in GSRT’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on GSRT and the other Registrant Parties. There can be no assurance that future developments affecting GSRT and the other Registrant Parties will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against GSRT, any of the Registrant Parties, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of GSRT or the SEC’s declaration of the effectiveness of the Registration Statement or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Terra Innovatum as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Registrant Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by GSRT shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4 and GSRT’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither GSRT nor any of the other Registrant Parties presently know, or that GSRT or the other Registrant Parties currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of GSRT, the other Registrant Parties, or any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. GSRT, the other Registrant Parties and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither GSRT nor the other Registrant Parties undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

Terra Innovatum and GSR III Acquisition Corp. Remind Shareholders to Vote and Approve the Business Combination Prior to the October 7 Extraordinary General Meeting of Shareholders

●	GSRT shareholders are encouraged to use their voice and vote FOR the business combination and other proposals ahead of the deadline on October 6, 2025, at 11:59 p.m. ET

●	Shareholders as of September 15, 2025, should vote their shares even if they no longer own them

NEW YORK, NY and AUSTIN, TX / GLOBE NEWSWIRE / September 30, 2025 / – Terra Innovatum Srl ("Terra Innovatum" or the “Company”), a developer of micro-modular nuclear reactors, and GSR III Acquisition Corp. ("GSRT") (Nasdaq: GSRT), a publicly traded special purpose acquisition company, remind GSRT shareholders to vote "FOR" their proposed business combination and all other proposals detailed in the definitive proxy statement/prospectus (the "Proxy Statement").

Shareholder Meeting Details

GSR III Acquisition Corp. will hold its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) via live webcast at https://www.cstproxy.com/gsriii/2025 on October 7, 2025, at 11:00 a.m., Eastern Time, to approve the business combination with Terra Innovatum and related matters. GSRT shareholders of record as of September 15, 2025, are entitled to vote at the Extraordinary General Meeting and should have received by mail a Proxy Statement with instructions on how to vote their shares.

GSRT shareholders who need assistance voting, have questions regarding the Extraordinary General Meeting, or would like to request documents may contact GSRT’s proxy solicitor Sodali & Co. at (800) 662-5200 (banks and brokers can call (203) 658-9400) or by emailing GSRT.info@investor.sodali.com.

If the necessary proposals are approved, Terra Innovatum and GSRT anticipate that the business combination will close shortly after the Extraordinary General Meeting. The post-combination company will operate under the name Terra Innovatum and its common shares are expected to trade on Nasdaq under the ticker symbol “NKLR,” subject to the satisfaction of all other listing conditions.

Terra Innovatum is Advancing a Differentiated Nuclear Solution with a 2028 Commercialization Target

Terra Innovatum is redefining the future of clean, reliable power with its scalable energy solution, the SOLOTM micro-modular nuclear reactor, and has made tremendous progress towards its 2028 commercialization target by securing a deployment site and component and fuel manufacturing partners. The Company’s reactor design, licensing path, and deployment strategy are differentiated from traditional large-scale reactors as well as small modular reactors:

●	Proliferation-Resistant LEU Fuel: SOLO uses uranium enriched to less than 5%, eliminating proliferation concerns while enabling safe, global deployment without near-term dependence on fuels under development like HALEU. SOLO will adopt HALEU when it becomes commercially available at scale.

●	Inherent Safety by Design: Physics-based safety ensures no risk of meltdown or hydrogen explosions by design. Low thermal output and robust shielding allow deployment without the need of an emergency planning zone.

●	Factory-Assembled & Modular: Designed to be entirely manufactured and integrated in controlled factory settings, then transported to site. Scalable from single units to gigawatt-class output, supporting applications from electricity and process heat to cogeneration and medical radioisotopes production.

●	Streamlined Licensing Path: Built exclusively with proven, off-the-shelf fuels and components, avoiding experimental materials and laboratory-scale testing. This de-risks regulatory review and accelerates commercialization.

●	Compact, Small footprint and Site Agnostic: At just 35 ft × 35 ft and requiring no emergency planning zone, SOLO is uniquely deployable across industrial hubs, remote regions or near urban areas.

●	Flexible Grid Integration: SOLO can operate off-grid for military, mining, or data center applications, or connect to the grid to enhance resilience and stability through reliable baseload power.

●	Commercially Ready with Predictable Costs: Global supply chain and standardized manufacturing in place, enabling predictable costs, scalability, and rapid deployment at commercial scale.

ABOUT GSR III

GSR III Acquisition Corp. is a blank check company incorporated in the Cayman Islands with the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more operating businesses. GSRT is led by a highly experienced sponsor team with a strong track record in SPAC transactions, having previously sponsored two SPACs and advised on over 20 successful SPAC completions. The company's management team includes Co-Chief Executive Officers Mr. Gus Garcia and Mr. Lewis Silberman, President and Chief Financial Officer Mr. Anantha Ramamurti, and Chief Business Development Officer Mr. Yuya Orime.

ABOUT TERRA INNOVATUM & SOLOTM

Terra Innovatum's mission is to make nuclear power accessible. We deliver simple and safe micro-reactor solutions that are scalable, affordable and deployable anywhere 1 MWe at a time.

Terra Innovatum is a pioneering force in the energy sector, dedicated to delivering innovative and sustainable power solutions. Terra Innovatum plans to leverage cutting-edge nuclear technology through the SOLO™ Micro-Modular Reactor (SMR™) to provide efficient, safe, and environmentally conscious energy. With a mission to address global energy shortages, Terra Innovatum combines extensive expertise in nuclear industry design, manufacturing, and installation licensing to offer disruptive energy solutions. Committed to propelling technological advancements, Terra Innovatum and SOLO™ are dedicated to fostering prosperity and sustainability for humankind.

It is anticipated that SOLO™ will be available globally within the next three years. Conceptualized in 2018 and engineered over six years by experts in nuclear safety, licensing, innovation, and R&D, SOLO™ addresses pressing global energy demands with a market-ready solution. Built from readily available commercial off-the-shelf components, the proven licensing path for SOLO™ enables rapid deployment and minimizes supply chain risks, ensuring final cost predictability. Designed to adapt with evolving fuel options, SOLO™ supports both LEU+ and HALEU, offering a platform ready to transition to future fuel supplies.

SOLO™ will offer a wide range of versatile applications, providing CO2-free, behind-the-meter, and off-grid power solutions for data centers, mini-grids serving remote towns and villages, and large-scale industrial operations in hard-to-abate sectors like cement production, oil and gas, steel manufacturing, and mining. It also has the ability to supply heat for industrial applications and other specialized processes, including water treatment, desalination and co-generation. Thanks to its modular design, SOLO™ can easily scale to deliver up to 1GW or more of CO2-free power with a minimal footprint, making it an ideal solution for rapidly replacing fossil fuel-based thermal plants. Beyond electricity and heat generation, SOLO™ can also contribute to critical applications in the medical sector by producing radioisotopes essential for oncology research and cancer treatment.

To learn more, visit: www.terrainnovatum.com.

CONTACTS

Giordano Morichi
Partner, Chief Business Development Officer & Investor Relations
Terra Innovatum Srl
E: g.morichi@terrainnovatum.com
W: www.terrainnovatum.com

Anantha Ramamurti

President, Chief Financial Officer

GSR III Acquisition Corp

E: anantha@gsrspac.com

P: (949) 468-7434

Nicholas Hresko-Staab

Vice President

Investor & Media Relations
Alliance Advisors IR
E: TerraIR@allianceadvisors.com

IMPORTANT INFORMATION FOR SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

PARTICIPANTS IN THE SOLICITATION

Each of the Registrant Parties, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of GSRT is set forth in GSRT’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on GSRT and the other Registrant Parties. There can be no assurance that future developments affecting GSRT and the other Registrant Parties will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against GSRT, any of the Registrant Parties, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of GSRT or the SEC’s declaration of the effectiveness of the Registration Statement (which will include the proxy statement/prospectus contained therein) to be filed by the Registrant Parties or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Terra Innovatum as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Registrant Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by GSRT shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4 and GSRT’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither GSRT nor any of the other Registrant Parties presently know, or that GSRT or the other Registrant Parties currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of GSRT, the other Registrant Parties, or any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. GSRT, the other Registrant Parties and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither GSRT nor the other Registrant Parties undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

Terra Innovatum Partners with Ameresco to Jointly Pursue Public-Private Commercial Opportunities in the U.S. and Global Markets to Deploy SOLO Micro-Modular Reactors

●	Comprehensive framework to evaluate siting, development, construction, integration, operation, and decommissioning planning for SOLO™ reactors

●	Harnessing Ameresco’s U.S. network and expertise for siting opportunities, agreement targets deployment of 50 SOLO™ reactors across federal and commercial sites

NEW YORK, NY and AUSTIN, TX / GLOBE NEWSWIRE / September 26, 2025 / – Terra Innovatum Srl (“Terra Innovatum,” or the “Company”), a developer of micro-modular nuclear reactors, and GSR III Acquisition Corp. (Nasdaq: GSRT), a publicly traded special purpose acquisition company, today announced it has signed a memorandum of understanding (“MOU”) with Ameresco (NYSE: AMRC), a leading energy solutions provider, to establish a comprehensive framework for siting, development, construction, integration, operation, and decommissioning planning of the SOLO™ micro-modular reactor. The collaboration will leverage Ameresco’s national network and expertise to identify siting opportunities on public and private land, with a goal to secure the deployment of 50 reactor units across federal and commercial sites, marking a major step toward near-term commercial rollout of the SOLO™ reactor.

“Ameresco’s deep industry network and expertise in delivering a range of innovative energy solutions will play a crucial role in SOLO’s commercial deployment,” said Alessandro Petruzzi, CEO of Terra Innovatum. “Through Ameresco’s support to identify and secure sites to deploy SOLO reactor technology, we have an incredible opportunity to expand our reach and advance our vision and path to market. We are thrilled about the opportunity to work with such a global industrial leader in the sector.”

Giordano Morichi – Partner, Chief Business Development Officer & Investor Relations continued: “Our partnership with Ameresco provides a multi-tiered and diversified path to market, enabling parallel deployment as we pursue U.S. government and private sector opportunities and advance the commercialization of 50 SOLO reactor units. We are proud to work alongside one of the world’s leading energy solutions providers to address its critical security needs in the U.S. and beyond.”

“Ameresco brings decades of experience in delivering advanced energy solutions across federal and commercial markets,” said Nicole Bulgarino, President of Federal Solutions and Utility Infrastructure at Ameresco. “As we continue to focus on providing resilient energy infrastructure to our federal and commercial customers, we are excited to collaborate with Terra Innovatum and leverage their innovative technology to deliver critical power when and where it is needed most—supporting mission readiness and energy assurance in an evolving global landscape.”

ABOUT TERRA INNOVATUM & SOLOTM

Terra Innovatum's mission is to make nuclear power accessible. We deliver simple and safe micro-reactor solutions that are scalable, affordable and deployable anywhere 1 MWe at a time.

Terra Innovatum is a pioneering force in the energy sector, dedicated to delivering innovative and sustainable power solutions. Terra Innovatum plans to leverage cutting-edge nuclear technology through the SOLO™ Micro-Modular Reactor (SMR™) to provide efficient, safe, and environmentally conscious energy. With a mission to address global energy shortages, Terra Innovatum combines extensive expertise in nuclear industry design, manufacturing, and installation licensing to offer disruptive energy solutions. Committed to propelling technological advancements, Terra Innovatum and SOLO™ are dedicated to fostering prosperity and sustainability for humankind.

It is anticipated that SOLO™ will be available globally within the next three years. Conceptualized in 2018 and engineered over six years by experts in nuclear safety, licensing, innovation, and R&D, SOLO™ addresses pressing global energy demands with a market-ready solution. Built from readily available commercial off-the-shelf components, the proven licensing path for SOLO™ enables rapid deployment and minimizes supply chain risks, ensuring final cost predictability. Designed to adapt with evolving fuel options, SOLO™ supports both LEU+ and HALEU, offering a platform ready to transition to future fuel supplies.

SOLO™ will offer a wide range of versatile applications, providing CO2-free, behind-the-meter, and off-grid power solutions for data centers, mini-grids serving remote towns and villages, and large-scale industrial operations in hard-to-abate sectors like cement production, oil and gas, steel manufacturing, and mining. It also has the ability to supply heat for industrial applications and other specialized processes, including water treatment, desalination and co-generation. Thanks to its modular design, SOLO™ can easily scale to deliver up to 1GW or more of CO2-free power with a minimal footprint, making it an ideal solution for rapidly replacing fossil fuel-based thermal plants. Beyond electricity and heat generation, SOLO™ can also contribute to critical applications in the medical sector by producing radioisotopes essential for oncology research and cancer treatment.

To learn more, visit: www.terrainnovatum.com.

CONTACTS

Giordano Morichi
Partner, Chief Business Development Officer & Investor Relations
Terra Innovatum Srl
E: g.morichi@terrainnovatum.com
W: www.terrainnovatum.com

Anantha Ramamurti

President, Chief Financial Officer

GSR III Acquisition Corp

E: anantha@gsrspac.com

P: (949) 468-7434

Nicholas Hresko-Staab

Vice President

Investor & Media Relations
Alliance Advisors IR
E: TerraIR@allianceadvisors.com

IMPORTANT INFORMATION FOR SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

PARTICIPANTS IN THE SOLICITATION

Each of the Registrant Parties, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of GSRT is set forth in GSRT’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests are set forth in the Registration Statement (and are included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on GSRT and the other Registrant Parties. There can be no assurance that future developments affecting GSRT and the other Registrant Parties will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against GSRT, any of the Registrant Parties, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of GSRT or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Terra Innovatum as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Registrant Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by GSRT shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4 and GSRT’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither GSRT nor any of the other Registrant Parties presently know, or that GSRT or the other Registrant Parties currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of GSRT, the other Registrant Parties, or any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. GSRT, the other Registrant Parties and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither GSRT nor the other Registrant Parties undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.